QUALITY SYSTEMS, INC.
LIST OF SUBSIDIARIES

1.	HealthFusion Holdings, Inc.

2.	HealthFusion Inc.

3.	Matrix Management Solutions, LLC

4.	Mirth, LLC

5.	Mirth Limited

6.	NextGen Healthcare Information Systems, LLC

7.	NextGen RCM Services, LLC

8.	NextGen Healthcare India Pvt. Ltd.

9.	QSI Management, LLC

10.	ViaTrack Systems, LLC